UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

APPGATE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03783X104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783X104

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
UNITS	6	SHARED VOTING POWER
BENEFICIALLY		10,982,804
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
10,982,804

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,982,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

CUSIP No. 03783X104

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
UNITS	6	SHARED VOTING POWER
BENEFICIALLY		10,982,804
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
10,982,804

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,982,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No. 03783X104

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER 0

NUMBER OF
UNITS	6	SHARED VOTING POWER
BENEFICIALLY		10,982,804
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
10,982,804

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,982,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No. 03783X104

1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER 0

NUMBER OF
UNITS	6	SHARED VOTING POWER
BENEFICIALLY		10,982,804
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON
WITH:

	8	SHARED DISPOSITIVE POWER
10,982,804

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,982,804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer.
Appgate, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
2 Alhambra Plaza, Suite PH-1-B
Coral Gables, FL 33134

Item 2(a)	Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):
	i)	Magnetar Financial LLC (“Magnetar Financial”);
	ii)	Magnetar Capital Partners LP (Magnetar Capital Partners”);
	iii)	Supernova Management LLC (“Supernova Management”); and
	iv)	Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Shares (as defined herein) obtainable upon conversion of convertible debt held for Magnetar Constellation Master Fund, Ltd (“Constellation Master Fund”), Magnetar Constellation Fund II, Ltd (“Constellation Fund II”), Purpose Alternative Credit Fund – F LLC (“Purpose Fund”), Purpose Alternative Credit Fund – T LLC (“Purpose Fund - T”), Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Magnetar Xing He Master Fund Ltd (“Xing He Master Fund”), Magnetar SC Fund Ltd (“SC Fund”), Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) and Magnetar Longhorn Fund, LP (“Longhorn Fund”), all Cayman Islands exempted companies except for Structured Credit Fund and Longhorn Fund, each of which is a Delaware limited partnership, and Purpose Fund, Purpose Fund – T and Lake Credit Fund, each of which is a Delaware limited liability company (collectively, the “Magnetar Funds”). Magnetar Financial serves as the investment adviser to each of Constellation Master Fund, Constellation Fund II, Xing He Master Fund, SC Fund, Structured Credit Fund and Longhorn Fund, and as manager to each of Purpose Fund, Purpose Fund – T, and Lake Credit Fund, and as such, Magnetar Financial exercises voting and investment power over the Units held for the Magnetar Funds’ accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.

i)	Magnetar Financial is a Delaware limited liability company;
ii)	Magnetar Capital Partners is a Delaware limited partnership;
iii)	Supernova Management is a Delaware limited liability company; and
iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Shares”)

Item 2(e)	CUSIP Number.

03783X104

Item 3	Reporting Person.

(e)  ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g)  ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2021, each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 10,982,804 Shares. The amount consists of (A) 4,096,586 Shares obtainable upon conversion of convertible debt held for the account of Constellation Fund II; (B) 1,153,195 Shares obtainable upon conversion of convertible debt held for the account of Constellation Master Fund; (C) 483,243 Shares obtainable upon conversion of convertible debt held for the account of Longhorn Fund; (D) 1,394,816 Shares obtainable upon conversion of convertible debt held for the account of Xing He Master Fund; (E) 197,690 Shares obtainable upon conversion of convertible debt held for the account of Purpose Fund; (F) 911,573 Shares obtainable upon conversion of convertible debt held for the account of SC Fund; (G) 1,515,627 Shares held for the account of Structured Credit Fund; (H) 637,003 Shares obtainable upon conversion of convertible debt held for the account of Lake Credit Fund; and (I) 593,071 Shares obtainable upon conversion of convertible debt held of the account of Purpose Fund - T. The Shares held by the Magnetar Funds represent approximately 7.7% of the total number of Shares outstanding (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding shares of the Issuer).

Item 4(b)	Percent of Class:

(i) As of December 31, 2021, each of Reporting Persons were deemed to be the beneficial owner constituting approximately 7.7% of the total number of shares outstanding (based upon the information provided by the Issuer, there were 131,793,660 Shares outstanding as of December 31, 2021, plus 10,982,804 Shares issuable to the Reporting Persons upon conversion of convertible debt, for a total of approximately 142,776,465 Shares outstanding).

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote :	10,982,804
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	10,982,804

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2022	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 15, 2022	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 15, 2022	supernova management llc

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 15, 2022	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Shares of Build Acquisition Corp dated as of December 31, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 15, 2022	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member
	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 15, 2022	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 15, 2022	supernova management llc

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 15, 2022	/s/ Alec N. Litowitz
Alec N. Litowitz